EXHIBIT 17.4

LIGHTCOLLAR, INC. ACKNOWLEDGEMENT OF ACCEPTANCE OF OFFICE

The undersigned accepts the office of this corporation to which he was elected at the commencement of this meeting, including that of Chief Financial Officer, and Treasurer where applicable.

Dated: June 16, 2014

/s/ John Evans

John Evans

Chief Financial Officer, Treasurer